Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated April 2, 2007, relating to the consolidated financial statements of PAETEC Corp. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment as of January 1, 2006), appearing in the Joint Proxy Statements/Prospectus, which is part of this Registration Statement, and of our report dated April 2, 2007, relating to the consolidated financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Rochester, New York

December 18, 2007